KRF3 Acquisition Company, L.L.C.
                          One Beacon Street, Suite 1500
                           Boston, Massachusetts 02108

May 14, 1999

To Unitholders in Krupp Realty Fund, Ltd. - III

Re: Offer to Purchase Limited Partnership Interests

Dear Investor:

KRF3 Acquisition Company, L.L.C. (the "Purchaser") is seeking to buy all of your Investor Limited Partnership Interests (the "Units") in Krupp Realty Fund, Ltd.-III (the "Partnership") for $550.00 per Unit in cash (the "Offer Price"), less any cash distributions made by the Partnership to Unitholders on or after the date of this letter.

The accompanying materials contain important information about the Offer, and you should read them carefully before making a decision to tender your Units. Among other things, please consider the following points in evaluating our offer:

o Higher Price than Recent Madison Offer. We believe that the recently initiated Offer to Purchase made by Madison Liquidity Investors 104, LLC of $425 per Unit is inadequate. Our Offer Price of $550.00 per Unit is 29% higher, which we believe is a fair offer.

o Market Developments. The apartment complexes owned by the Partnership are facing recent increased competition from newly constructed and renovated residential units in their markets. To meet this challenge, substantial capital improvements may be required for such properties. Implementation of these improvements could require the investment of additional equity, bank borrowings and/or a discontinuation of the future cash distributions by the Partnership to Unitholders, and the Partnership's ability to finance such improvements is uncertain. Consequently, the offer presents an opportunity for Unitholders who do not wish to continue to participate in the risks associated with the ownership of multifamily properties, including the risks associated with these recent developments in the Partnership's markets.

o Elimination of Uncertainty and Increased Liquidity. Selling your Units in the offer will eliminate the uncertainties relating to the amount and timing of any liquidation of the Partnership, which will depend upon the then-current markets for the properties, as well as upon amounts that would be required to be reserved to satisfy contingent liabilities associated with these sales. Furthermore, by selling the units for cash now, Unitholders will enjoy the ability to redeploy investment assets into alternative and potentially more liquid investments.

o Fast, Commission-free Sale. Because there is no formal trading market for the Units, they can be difficult to sell. Our offer provides you with the opportunity to immediately sell your Units for what we believe is a fair price without the commissions or broker's fee of a secondary market sale and we will pay the $50 transfer fee charged by the Partnership usually paid by the seller.

o You Will Forego Future Benefits of Owning Units. Of course, if you tender your Units you will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to you may be less than the total amount which might otherwise be received by you with respect to the Units over the remaining term of the Partnership.

o The Purchaser Seeks to Make a Profit and has a Conflict. Bear in mind that the Purchaser is making the offer with the intention of making a profit from its ownership of the Units. There is an inherent conflict between our desire to purchase Units at a low price and your desire to sell them at a high price. Moreover, the Purchaser is an affiliate of the General Partners of the Partnership, and has certain conflicts in connection with the offer, which are described in the enclosed materials. When the assets of the Partnership are ultimately sold, the return to Unitholders could be higher or lower than the Offer Price. The Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price.

o No Independent Evaluation. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price.

o Conditions of Sale. The Purchaser's obligation to purchase Units is subject to its right to purchase no less than a majority of the total number of outstanding Units (the "Minimum Condition") as well as other conditions set forth in the Offer to Purchase.

Unitholders who choose to tender their Units to us will be paid promptly following (1) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the yellow document enclosed) and (2) satisfaction of the conditions outlined in the Offer to Purchase, including the Minimum Condition. All sales of Units will be irrevocable by you, subject to Section 4.
Withdrawal Rights of "The Offer" section of the Offer to Purchase.

A comprehensive discussion of the terms of the offer can be found in the accompanying Offer to Purchase. Unitholders are urged to consider carefully all the information contained in this packet before accepting the offer. If you wish to accept our offer, please complete and Medallion Signature Guarantee (this must be done by your broker or a bank where you have an account) the enclosed yellow Agreement of Assignment and Transfer and return it in the enclosed envelope.

Our offer will expire at midnight New York City time on June 11, 1999 unless the offer is extended. We encourage you to act promptly.

Please call us at (800) 605-6774, or send a fax to (617) 574-8312. Thank you for your consideration of our offer.

                                   KRF3 Acquisition Company L.L.C.